GREENPRO, INC.
9/F., Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

June 12, 2014

BY EDGAR
Ms. Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Greenpro, Inc. (the “Company” or “Greenpro”) Amendment No. 1 to Registration Statement on Form S-1 Filed May 21, 2014 (the “S-1 Amendment No. 1”) File No. 333-193565

Dear Ms. Mills-Apenteng:

Reference is made to your comment letter, dated June 6, 2014, to the Company, relating to the subject filings (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s responses thereto:

Comment #1:

General

1. We note your response to prior comment 1 and the revised disclosure stating that you “may be deemed” a shell company. Please revise your disclosure to state that you are a shell company as defined by Securities Act Rule 405, or advise.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

Comment #2:

2. We note your response to prior comment 3 and reissue the comment. While we note the revised disclosure on pages 9 and 25, you have not disclosed that Greenpro Resources, Odenza Corp. and Moxian Corporation are also shell companies. Please disclose in the registration statement the information you provided in response to prior comment 3. In addition, include appropriate risk factor disclosure addressing any risks investors should consider in light of Mr. Loke’s position at Greenpro Resources Corporation and its delinquent filer status. It appears that given their positions as executives of other shell companies, Messrs. Loke and Lee may have conflicts of interest with respect to such matters as the amount of time they can commit to developing your business, which warrant risk factor disclosure here and in Management.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

Comment #3:

Cover Page

3. We note your response to prior comment 5 and reissue the comment. Your initial paragraph still includes unqualified references to proceeds of $500,000. Please remove this unqualified reference as previously requested.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

Comment #4:

“Our offering is being conducted by our officers and directors. . .,” page 6

4. We note your response to prior comment 8 and the revised disclosure. Please remove the statement that “[i]nvestors may need to conduct its [sic] own analysis and due diligence in reliance upon the information provided in this prospectus.” Because investors would not have access to the type of information necessary to conduct an independent due diligence review, such statement is not appropriate.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

Comment #5:

Plan of Distribution, page 15

5. Please revise to provide disclosure consistent with your response to prior comment 16 regarding your reliance on Exchange Act Rule 3a4-1.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

Comment #6:

Business Description, page 16

6. We note your response to prior comment 18 and the revised disclosure and reissue the comment in part. While you state that you “intend” to offer the products described, the descriptions of the products and services continue to imply that they are fully developed and currently available. Please further revise to clearly differentiate between your current product and service offerings and your planned operations. In this regard, please avoid words and phrases that could suggest to investors that you have developed and are marketing your products and services.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

Comment #7:

Our Services, page 17

7. Please explain how your prepackaged service solution is “unique” and how it differs from other prepackaged software solutions. To the extent you conclude that your prepackaged service solution is not unique, please remove this statement from the registration statement.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

Comment #8:

Government Regulation, page 19

8. We note the revised disclose in response to prior comment 22 and reissue the comment. Please advise if you plan to operate in China. We note that while you have removed the references to China in this section, you state elsewhere in the registration statement that you will operate in China.

Response:
The Company has no plan to operate in China and will revise the S-1 Amendment No. 1 accordingly.

Comment #9:

Balance Sheet as of October 31, 2013, page F-3

9. We reissue prior comment 27. It appears that you have not removed the heading “From Inception to 10/31/13” as indicated in your response.

Response:
We will revise the S-1 Amendment No. 1 accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lee Chong Kuang
Name:	Lee Chong Kuang
Title:	Chief Executive Officer

Encl.